Exhibit 77-M

MERGERS

(a) The Board of Trustees of the Registrant, on behalf of Pilgrim LargeCap Growth Fund ("LargeCap Growth Fund") (on November 2, 2000), and the Board of
Trustees of Pilgrim Funds Trust (formerly ING Funds Trust), on behalf of ING Focus Fund and ING Large Cap Growth Fund (on November 16, 2000), and Shareholders of the ING Focus Fund and ING Large Cap Growth Fund (on February 22, 2001), approved Agreements and Plans of Reorganization under which Pilgrim LargeCap Growth Fund acquired all of the assets and liabilities of ING Focus Fund and ING Large Cap Growth Fund in exchange for Classes A, B, C and Q shares, as applicable, of the LargeCap Growth Fund (the "Reorganization"). The Reorganization concluded on February 23, 2001.